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MAR 2 1 2019

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
Washington, DC

SEC FILE NUMBER

8- 66521

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/18** AND ENDING **12/31/18**
                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Walnut Creek Capital Advisors, LLC
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

616 Elliott Road
                      (No. and Street)
McDonough   **GA**   **30252**
     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dan C. Fort   **(770) 320-7156**
                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
                      (Name *if individual, state last, first, middle name*)

2727 Paces Ferry Rd SE, Bldg 2, Suite 1680   **Atlanta**   **Georgia**   **30339**
           (Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, **Dan C. Fort** _____ , swear (or affirm) that, to the best of my

knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Walnut Creek Capital Advisors, LLC _____ , as

of _____ **December 31** _____ . **2018**. are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

Signature

Notary Public

CEO

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*

WALNUT CREEK CAPITAL ADVISORS, LLC

Financial Statements and Schedules
As of December 31, 2018

With
Report of Registered Independent Public Accounting Firm

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Walnut Creek Capital Advisors, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Walnut Creek Capital Advisors, LLC (the "Company") as of December 31, 2018, the related statements of operations, changes in member's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis of our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the

information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the company's auditor since 2003.

March 15, 2019
Atlanta, Georgia

Rubio CPA, PC

WALNUT CREEK CAPITAL ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2018

ASSETS

Cash	$	8,489
Due from registered representatives		2,083
Prepaid expenses		1,270
Total Assets	$	11,842

LIABILITIES AND MEMBER'S EQUITY

Due to registered representatives	$	4,750
MEMBER'S EQUITY		7,092
Total Liabilities and Member's Equity	$	11,842

See accompanying notes.

WALNUT CREEK CAPITAL ADVISORS, LLC
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2018

REVENUES

Investment banking	$	72,000
Fees from registered representatives		17,030
Total Revenue		89,030

EXPENSES

Commission expense	65,445
Compliance, net of reimbursements from registered representatives	2,397
Total Expenses	67,842

NET INCOME	$	21,188

See accompanying notes.

WALNUT CREEK CAPITAL ADVISORS, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	21,188
Adjustments to reconcile net income to net cash provided by operations:		
Decrease in due from registered representatives		6,461
Increase in prepaid expenses		(1,201)
Decrease in accounts payable		(1,500)
Decrease in due to related party		(42)
Increase in due to registered representatives		4,750
NET CASH PROVIDED BY OPERATING ACTIVITIES		29,656
NET CASH FLOW FROM FINANCING ACTIVITIES:		
Distributions	$	(21,586)
NET CASH USED IN FINANCING ACTIVITIES		(21,586)
NET INCREASE IN CASH		8,070
CASH BALANCE:		
Beginning of year		419
End of year	$	8,489

See accompanying notes.

WALNUT CREEK CAPITAL ADVISORS, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Year Ended December 31, 2018

Balance, January 1, 2018	$	7,490
Net income		21,188
Distributions		(21,586)
Balance, December 31, 2018	$	7,092

See accompanying notes.

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: Walnut Creek Capital Advisors, LLC (the Company), a Georgia Limited Liability Company, is a securities broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA).

The Company is primarily engaged in investment banking and advisory services. The Company's customers are located throughout the United States, but primarily in the Southeast.

Cash: The Company maintains its bank account in a high-quality credit institution. Balances may at times exceed federally-insured limits

Income Taxes: The Company is taxed as a sole proprietorship. Therefore, the income or losses of the Company flow through to its member and no income taxes are recorded in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification (ASC) 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Revenue Recognition: Fees are generally recognized when earned and realized or realizable, when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the price is fixed and determinable, and collectability is reasonably assured.

The Financial Accounting Standards Board (FASB) has issued a comprehensive new revenue recognition standard that supersedes most existing revenue recognition guidance under GAAP (FASB Accounting Standards Codification 606). The Company adopted this standard effective January 1, 2018.

The standard's core principle is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 prescribes a five-step process to accomplish this core principle, including:

- Identification of the contract with the customer;
- Identification of the performance obligation(s) under the contract;
- Determination of transaction price;
- Allocation of the transaction price to the identified performance obligation(s); and
- Recognition of revenue as (or when) an entity satisfies the identified performance obligation(s).

The Company recognizes revenue upon completion of a success fee-based transaction as this satisfies the only performance obligation identified in accordance with the standard.

Registered representatives are subject to minimum administrative fees that are not directly related to any expenses incurred by the Company. These fees are reflected as revenue by the Company in the period in which they are earned.

Application of the standard in 2018 using the modified retrospective approach had no effect on reported financial position, results of operations or related disclosures.

Reimbursement from Registered Representatives: Registered representatives reimburse the Company for certain expenses pursuant to an agreement with the Company. Such reimbursements are reflected as reductions of the applicable expense in the accompanying statement of operations. These reductions amounted to approximately $10,275 during 2018.

Date of Management's Review: Subsequent events were evaluated through the date the financial statements were issued.

NOTE B—NET CAPITAL

The Company, as a registered broker dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $3,739 which was $1,261 below its required net capital of $5,000, and its ratio of aggregate indebtedness to net capital was 1.27 to 1. The net capital deficiency arises from the formula required in its calculation in which amounts due from registered

representatives are excluded from allowable assets in determining net capital and the amounts due to registered representatives, the Company's only liability are included in its aggregate indebtedness.

NOTE C—CONCENTRATIONS

Approximately 81% of the Company's total revenue earned during 2018 was from two customers

NOTE D—RELATED PARTIES

The Company operates from premises provided by its member at no cost to the Company.

Financial position and results of operations would differ from the amounts in the accompanying financial statements if these related party transactions did not exist.

NOTE E—SUBSEQUENT EVENT

On March 14, 2019 the Company amended its Form BD to add the registered representatives as equity holders in the Company. The Company believes that this amendment will allow it to record the due to registered representatives as presented on the accompanying Statement of Financial Condition as equity. The Company additionally believes that it became compliant with its net capital requirements with this change.

SUPPLEMENTAL INFORMATION

WALNUT CREEK CAPITAL ADVISORS, LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2018

Total member's equity	$	7,092
Less nonallowable assets:		
Prepaid expeses		1,270
Due from registered representatives		2,083
Net capital before haircuts		3,739
Less haircuts		-
Net capital		3,739
Minimum net capital required		5,000
Deficiency in net capital	$	(1,261)
Aggregate indebtedness	$	4,750
Ratio of aggregate indebtedness to net capital		1.27 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED
IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2018

There is no significant difference between net capital as reported in Part IIA of Form X-17A-5, as amended, and net capital as reported above.

WALNUT CREEK CAPITAL ADVISORS, LLC

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2018

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2018

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Walnut Creek Capital Advisors, LLC

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) Walnut Creek Capital Advisors, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Walnut Creek Capital Advisors, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions"); and, (2) Walnut Creek Capital Advisors, LLC stated that Walnut Creek Capital Advisors, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Walnut Creek Capital Advisors, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Walnut Creek Capital Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

March 15, 2019
Atlanta, GA

Rubio CPA, PC

Rubio CPA, PC



BROKER DEALER'S ANNUAL EXEMPTION REPORT

Walnut Creek Capital Advisors, LLC claims an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the Rule.

Walnut Creek Capital Advisors, LLC met the aforementioned exemption provisions throughout the most recent year ended December 31, 2018 without exception.

Dan C. Fort, CEO
January 14, 2019